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EXHIBIT (A)(8) PRESS RELEASE FOR IMMEDIATE RELEASE

Contacts:  Charles F. Cefalu, President, Private Mortgage Investment Services
(518) 583-1314

    PMIS ANNOUNCES TENDER OFFER FOR A MINIMUM OF 100,000 SHARES OF LANDMARK
                FINANCIAL CORP. COMMON STOCK AT $25.00 PER SHARE

(Saratoga Springs, New York, May 10, 2000)

     Private Mortgage Investment Services, Inc. ("PMIS") announced today that its subsidiary, Investors & Lenders, LLC, intends to commence a cash tender offer for a minimum of 100,000 shares of the Common Stock of Landmark Financial Corp. ("Landmark"; OTC Bulletin Board LMFC) at a price of $25.00 per share. The purpose of the tender offer is to acquire shares which, together with the shares of Common Stock currently owned by PMIS and its affiliates, will represent at least 65% of the outstanding Common Stock of Landmark. The tender offer is subject to financing, regulatory approval of the U.S. Office of Thrift Supervision, and certain other conditions stated in the offering. It is also conditioned upon, among other things, at least 100,000 shares of Common Stock being validly tendered and not withdrawn. On November 24, 1999, Charles F. Cefalu, the President of PMIS, met with Gordon Coleman, the Chairman, Chief Executive Officer and President of Landmark to discuss the possibility of a business combination between Landmark and PMIS. Subsequent to that meeting, Mr. Coleman informed Mr. Cefalu that the Board of Directors of Landmark, had unanimously rejected Mr. Cefalu's proposal. Landmark also, through its counsel, represented to PMIS that the Board of Directors of Landmark was not seeking the sale of the Bank. However, within weeks of making that representation, the Board entered merger discussions with TrustCo Corp. NY and approved a merger agreement with TrustCo on February 21, 2000. Accordingly, today Mr. Cefalu sent the following letter to the Board of Directors of Landmark:
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                                                                    May 10, 2000

Mr. Gordon E. Coleman
President and Chief Executive Officer
Landmark Financial Corp.
211 Erie Boulevard
Canajoharie, NY 13317-1117

     Re:  Tender Offer for Landmark Shares

Dear Mr. Coleman:

     I was disappointed to learn from you that the Landmark Board had unanimously rejected our proposal for a business combination of Landmark Financial Corp. ("Landmark") and Private Mortgage Investment Services, Inc. ("PMIS"). Quite frankly, I was surprised by the outright rejection in view of the fact that our proposal, if accepted, would have added substantially to Landmark's net income in the coming years with little or no increase in overhead and would allow the Bank to meet its goal of remaining independent. PMIS continues to believe that its proposal offers strategic and financial benefits for both PMIS and Landmark and their shareholders and that it should be considered.

     PMIS would prefer to work together with you and the Landmark Board toward a negotiated transaction. However, in light of the flat rejection of our proposal by you and your Board, PMIS, through its subsidiary Investors & Lenders, LLC, is today approaching your shareholders directly with a cash tender offer to acquire for $25.00 per share, that number of shares of Landmark Common Stock, which, together with the shares of Landmark Common Stock which PMIS presently owns, will, represent a minimum of 65% of the total number of shares of Landmark Common Stock outstanding.

     In accordance with the Securities and Exchange Act of 1934, and the regulations thereunder, enclosed is a copy of the Tender Offer Statement on Schedule TO, including the tender offer materials. Should you have any questions regarding these materials, please do not hesitate to contact me.

                                          Very truly yours,

                                          Charles F. Cefalu
                                          President and Chief Executive Officer